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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT
OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

ALEX WAYNE DUNCAN
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer name into English)

Mississippi State Republic
(Jurisdiction of incorporation or organization of issuer)

ALEX WAYNE DUNCAN
(Exact name of depositary as specified in its charter)

275 WEST HILLS DRIVE  APARTMENT 2  HATTIESBURG, MISSISSIPPI
39402  (601) 596-9442
(Address, including zip code, and telephone number, including area code, of depositary principal executive offices)

275 WEST HILLS DRIVE  APARTMENT 2  HATTIESBURG, MISSISSIPPI
39402  (601) 596-9442
(Address, including zip code, and telephone number, including area code, of agent for service)


It is proposed that this filing become effective under Rule 466
(check appropriate box)

                  [X] immediately upon filing
                  [ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares. Check the following box. [ ]


Calculation of Registration Fee

Title of Each Class of Securities to be Registered: American
Depositary Shares (ADSs), each ADS representing the right to receive one (1) share of ALEX WAYNE DUNCAN

Amount to be Registered: 1 share

Proposed Maximum Aggregate Price Per Unit: $5,000,000.00

Proposed Maximum Aggregate Offering Price: $5,000,000.00

Amount of  Registration Fee: $463.50

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2001 (11-18)


PART I  INFORMATION REQUIRED IN PROSPECTUS

Item 1.	Description of Securities To Be Registered.

The prospectus consists on one (1) share of American Depositary shares included as Exhibit 1 to the form of Deposit Agreement filed as Exhibit 1 pages 4-5 to this Registration Statement which is incorporated herein by reference.

Item 2.	Available Information.

Public reports are furnished by Issuer and Issuer publishes information in English required to maintain the exemption from registration under Exchange Act 12g3-2(b).


PART II  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	Exhibits.

Subject to the rules as to incorporation by reference, the exhibits specified below shall be filed as a part of the registration statement. Exhibits shall be appropriately lettered or numbered for convenient reference. Exhibits incorporated by reference may bear the designation given in the previous filing. Instruction l to Item 601 of Regulation S-K applies to this paragraph.

	(a) A copy of the Deposit Agreement or Deposit Agreements under which the securities registered hereunder are issued. If the
Deposit Agreement is amended during the offering of the Depositary
Shares, such amendments shall be filed as amendments to the registration statement. See Exhibit 1 pages 2-5, Qualified Institutional Buyer Designation in form of Eligibility Questionnaire,
International Documentary Collection Documents Against Payment Instructions and International Documentary Collection Documents Against Payment.

	(b) Any other agreement, to which the depositary is a party relating to the issuance of the Depositary Share registered hereby or the custody of the deposited securities represented thereby. N/A

	(c) Every material contract relating to the deposited securities between the depositary and the issuer of the deposited securities in effect at any time within the last three years. N/A

	(d) An opinion of counsel as to the legality of the securities being registered, indicating whether they will when sold be legally issued, and entitle the holders thereof to the rights specified therein. N/A

	(e) If the procedure in Rule 466 is being used, a certification in the following form: N/A


Item 4.	Undertakings.

	(a) The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

	(b) If the amounts of fees charged are not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.


SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the CITY OF HATTIESBURG, STATE OF MISSISSIPPI, on March 28, 2022.

[Legal entity created by the agreement
for the issuance of American Depositary Receipts for shares of ALEX WAYNE DUNCAN.


By: /s/ Duncan, Alex Wayne / Authorized Signatory / Principal
By [Signature and Title]

[Registrant] ALEX WAYNE DUNCAN


By: /s/ Duncan, Alex Wayne / Authorized Signatory / Principal
By [Signature and Title]


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Duncan, Alex Wayne
[Signature]

Authorized Signatory / Principal
[Title]

03/28/2022
[Date]

Exhibits:

1. Attachment

Page 1: Cover Letter

Page 2-3: Qualified Institutional Buyer Designation in form of Eligibility Questionnaire

Page 4-5: International Documentary Collection
          Documents Against Payment Instructions/ Payment

Page 6: Banking Authorization Resolution

Page 7-8: Official Authorization List of Signatories

Page 9: Signature Card

Page 10-11: FEDERAL RESERVE BANK Power of Attorney

Page 12-13: DTC Power of Attorney

Page 14: BC USA Authentication

Page 15-16: Notary Presentment Certificate of Servce

Page 17: USPS Return Receipt Confirmation

Page 18: Public, Legal Notice Form COL Color of Law Warning